Exhibit 99.1

Amaya Reports First Quarter 2016 Results

MONTREAL, Canada, May 16, 2016 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) today reported financial results for the first quarter ended March 31, 2016 and provided a performance update for the month of April 2016. As previously reported, during the first quarter 2016, Amaya changed its presentation currency from the Canadian dollar to the U.S. dollar. As such, unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“Amaya remains focused,” said Rafi Ashkenazi, Interim Chief Executive Officer of Amaya. “During the first quarter, we continued to execute on our growth plans despite unexpected challenges, including management changes and the ongoing strategic alternatives process. We attracted new customers to PokerStars, continued to introduce changes to improve the overall poker experience, expanded our online casino offering and continued to invest in our emerging online sportsbook.”

First Quarter 2016 Financial Summary(1)

	Three Months Ended March 31,		Year-over-Year Change
$000’s, except percentages and per share amounts	2016	2015
Revenues	288,673	272,292	6.0%
Adjusted EBITDA	123,434	113,546	8.7%
Net earnings from continuing operations	55,491	23,263	138.5%
Adjusted Net Earnings	84,967	67,428	26.0%
Diluted earnings from continuing operations per common share	$ 0.28	$ 0.12	141.8%
Adjusted Net Earnings per Diluted Share	$ 0.43	$ 0.34	27.8%

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(1) For important information on Amaya’s non-IFRS measures, see below under “Non-IFRS and Non-U.S. GAAP Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”. The comparative and historical figures disclosed herein and in Amaya’s financial statements and management’s discussion and analysis for the three months ended March 31, 2016 have been retrospectively adjusted to reflect the change in presentation currency to the U.S. dollar as if the U.S. dollar had been used as the presentation currency for all prior periods presented.

First Quarter 2016 Financial Highlights

•

Revenues - Total revenues and real-money online revenues for the quarter increased 6.0% and 6.7%, respectively.  Excluding the impact of year-over-year changes in foreign exchange rates, total revenues and real-money online revenues for the quarter would have increased by 13.9% and 14.0%, respectively.  Real-money online poker revenues and real-money online casino and sportsbook combined revenues represented approximately 75% and 21% of total revenues for the quarter, respectively, as compared to 89% and 6%, respectively, for the first quarter of 2015.

•

Debt – Total long term debt outstanding at the end of the quarter was $2.57 billion with a weighted average interest rate of 5.1%. The reduction in long term debt during the quarter was primarily the result of a CDN $30 million debenture repayment.

First Quarter 2016 Operational Highlights

•	Customer Registrations – Customer Registrations increased by 2.5 million to approximately 102 million at the end of the quarter.
•

Quarterly Real-Money Active Uniques (QAUs) – Total combined QAUs were 2.5 million, an increase of approximately 1.7% year-over-year, and PokerStars-only QAUs were 2.4 million, an increase of approximately 4.2% year-over-year. Approximately 97.5% of QAUs played online poker during the quarter, while Amaya’s online casino offerings had approximately 469,000 QAUs, which Amaya estimates is one of the largest casino player bases among its competitors, and its emerging online sportsbook offerings had approximately 169,000 QAUs.

•

Quarterly Net Yield (QNY) – Total QNY was $109, an increase of 4.1% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, total QNY was $118, an increase of 12.1% year-over-year.

•

New Jersey – Amaya currently estimates that since its launch, PokerStars NJ has contributed to the growth of the New Jersey real-money online poker market, which according to the New Jersey Department of Gaming Enforcement, grew approximately 30% in the month of April year-over-year. In April 2016, its first full month of operation, PokerStars NJ accounted for approximately 46% of the total New Jersey real-money online poker revenue.

Second Quarter 2016 Update

•

Revenues – For the month of April 2016, Amaya estimates that unaudited consolidated revenues were approximately $96 million, representing an increase of approximately 11% over April 2015. Of such revenues, 77% was attributable to real-money online poker estimated revenues and 21% was attributable to real-money online casino and sportsbook combined estimated revenues. Amaya estimates that such online poker revenues remained relatively flat over April 2015 while PokerStars-only real-money online poker estimated revenues increased 3%. Excluding the impact of year-over-year changes in foreign exchange rates, Amaya estimates that revenues were approximately $99 million, representing an increase of approximately 14% over April 2015. On the same basis, real-money online poker estimated revenues increased approximately 4% while PokerStars-only real-money online poker estimated revenues increased 7%.

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Special Committee Update - The Special Committee’s review of strategic alternatives is active and ongoing, with the goal of determining the best outcome for Amaya and its shareholders.  Specifically, the Special Committee’s financial advisor, Barclays Capital Canada Inc., has contacted a range of strategic and financial parties who might be interested in a transaction involving Amaya. To date, several parties, including David Baazov, who is on a leave of absence as Chairman and Chief Executive Officer of Amaya, have entered into confidentiality agreements with Amaya.  A number of these parties have received management presentations and are conducting due diligence.

While there can be no assurance that this process will result in a transaction of any kind, the Special Committee is focused on completing its review of strategic alternatives in a timely manner.  The Special Committee believes the interests of Amaya and its shareholders are best served by maintaining confidentiality around the details of this process, but it will provide further updates to shareholders as circumstances warrant.

While the Special Committee’s review of strategic alternatives is proceeding, the Board is also focused on ensuring that it is comprised of directors with an optimal range of expertise and experience.  Mr. Baazov and Daniel Sebag, Amaya’s Chief Financial Officer, have advised the Board that they will not be standing for re-election as directors at Amaya’s upcoming annual shareholders meeting.  The Board is actively engaged in identifying suitable director candidates with competencies that complement those of Amaya’s existing directors.

As previously announced, the Special Committee’s mandate also includes responsibility for investigating allegations that have been made by the Autorité des marchés financiers (AMF) with respect to Mr. Baazov.  That investigation by the Special Committee and its counsel is ongoing.

•

2016 Guidance – The Special Committee of the Board of Directors has determined, in consultation with the Audit Committee of the Board, that while the Special Committee’s review of strategic alternatives is ongoing it remains inappropriate for Amaya to provide guidance with respect to its 2016 financial performance at this time.

Financial Statements, Management’s Discussion and Analysis and Additional Information

Amaya’s unaudited condensed consolidated financial statements and management’s discussion and analysis for the three months ended March 31, 2016, as well as additional information relating to Amaya and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and Amaya’s website at www.amaya.com.

In addition to press releases, securities filings and public conference calls and webcasts, Amaya intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following Amaya’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Conference Call and Webcast

Amaya will host a conference call today, May 16, 2016 at 5:30 p.m. ET to discuss its financial results for the first quarter 2016. Rafi Ashkenazi, Interim Chief Executive Officer of Amaya, will chair the call. To access via tele-conference, please dial +1 877-407-0789 or +1 201-689-8562 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1 877-870-5176 or +1 858-384-5517. The Conference ID number is 13637776. To access the webcast please use the following link: http://public.viavid.com/index.php?id=119696

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The table below presents reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share to the nearest IFRS measures:

	Three Months Ended March 31,
$000's, except per share amounts	2016	2015
Net earnings from continuing operations	55,491	23,263
Financial expenses	24,884	52,803
Income taxes (recovery)	1,962	(302)
Depreciation of property and equipment	1,957	1,576
Amortization of intangible and deferred assets	31,326	29,666
Stock-based compensation	3,066	2,760
EBITDA	118,686	109,766
Termination of affiliate and employment agreements	2,245	45
Non-recurring professional fees	6,164	—
Loss on disposal of assets	222	39
Gain from investments	(9,441)	(3,506)
Acquisition-related costs	184	—
Other non-recurring costs	5,374	7,202
Adjusted EBITDA	123,434	113,546
Current income tax expense	(1,872)	(1,565)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(3,913)	(1,871)
Interest (excluding interest accretion)	(32,682)	(42,682)
Adjusted Net Earnings	84,967	67,428
Diluted Shares	197,041,822	199,764,496
Adjusted Net Earnings per Diluted Share	$0.43	$0.34

The table below presents certain items comprising “Other non-recurring costs” in the reconciliation table above:

	Three Months Ended March 31,
	2016	2015
	$000's	$000's
Non-U.S. lobbying expenses	808	—
U.S. lobbying and legal expenses	3,353	4,089
Retention bonuses	1,110	—
Other	103	3,113
Other non-recurring costs	5,374	7,202

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 100 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya and its group companies have various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig-Holstein in Germany, the Provinces of Quebec and Ontario in Canada, and the State of New Jersey in the United States.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which Amaya carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within Amaya’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in Amaya’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact Amaya in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Other applicable risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2015 and “Risk Factors and Uncertainties” and “Limitations of Key Metrics and Other Data” in its Management’s Discussion and Analysis for the period ended March 31, 2016 (the “Q1 2016 MD&A”), each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS and Non-U.S. GAAP Measures

This news release references non-IFRS and non-U.S. GAAP financial measures, including Adjusted EBITDA, Adjusted Net Earnings, Adjusted Net Earnings per Diluted Share, and the foreign exchange impact on revenues (i.e., constant currency).  Amaya believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business.  Although management believes these financial measures are important in evaluating Amaya, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on Amaya’s operating results. Amaya uses the following non-IFRS and non-U.S. GAAP measures in this release:

Adjusted EBITDA means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs.

Adjusted Net Earnings means net earnings (loss) from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, restructuring, foreign exchange, and other non-recurring costs. Adjusted Net Earnings per Diluted Share means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means the weighted average number of common shares on a fully diluted basis, including options, warrants and the Amaya’s convertible preferred shares.  The effects of anti-dilutive potential common shares are ignored in calculating Diluted Shares. See note 7 to Amaya’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2016.

To calculate revenue on a constant currency basis, Amaya translated revenue for the three months ended March 31, 2016 using the prior year's monthly exchange rates for its local currencies other than the U.S. dollar, which Amaya believes is a useful metric that facilitates comparison to its historical performance.

Key Metrics and Other Data

Amaya defines QAUs as active unique customers (online, mobile and desktop client) who generated rake, placed a bet or otherwise wagered (excluding free play, bonuses or other promotions) on or through an Amaya poker, casino or sportsbook offering during the applicable quarterly period. Amaya defines unique as a customer who played at least once on one of Amaya’s real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino).

Amaya defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues from play-money offerings, live events and branded poker rooms) for its two operating segments (i.e., real-money online poker and real-money online casino and sportsbook) as reported during the applicable quarterly period divided (or as adjusted to the extent any accounting reallocations are made in later periods) by the total QAUs during the same period. Amaya provides QNY on a U.S. dollar and constant currency basis.

Amaya defines Customer Registrations as the cumulative number of real-money and play-money customer registrations on PokerStars and Full Tilt.

For additional information on Amaya’s key metrics and other data, see the Q1 2016 MD&A under the headings “Limitations on Key Metrics and Other Data” and “Key Metrics”.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com